WEBVTT

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Hi, I'm Jon'll Boyd.

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Hi. And I'm Matthew Boyd.

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And we are Co-Owners of Boyd Crew Wines.

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We wanted to just share a little bit about

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our story and how Boyd Crew Wines came to be

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About 15 years ago.

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On our journey together.

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We have always been, you know, passionate

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about wine.

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It's always been something that kind of has

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brought us together with family, friends and

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just really build a community for us.

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And, you know, we started thinking at that

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time that we would love to open a winery,

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in our retirement.

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And, you know, the more we thought about it,

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we were like, well, maybe not retirement.

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That might be a little bit too, too late.

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But instead we still had the dream and the

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vision of one day opening a winery wine for

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us is definitely something that builds

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community. It brings people together, and

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one of the things that we kept hearing from

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our friends at the time, especially as we

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would go to different vineyards, was that

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they kind of felt like wine was a little bit

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too pretentious for them.

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we would ask them, why don't they drink

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wine? Or what is it about wine that feels

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intimidating? And a lot of times we'd be met

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with, well, I don't really know how to drink

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wine or I don't really know what wine you

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know, that I'm supposed to like.

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And that was that left us thinking, well,

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you know what? There might be a different

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way to approach wine that takes that

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pretentiousness, you know, out of wine.

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And so that was part of the impetus for us

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starting to think about how we could start

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Boyd Cru Wines.

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Yeah, I think that's a great synopsis of

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where kind of journey we've taken.

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and we, you know, are really thankful to

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be able to start our boutique winery,

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started from the ground up, being able to

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work with a single source vineyard here in

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the Maryland market.

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We saw a huge opportunity to be able to

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bring high quality vinifera grape produced

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wines to the Maryland region.

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You know, one of the things we know about

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this D.C., Maryland, Virginia Market is

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there are many wine connoisseurs.

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They really enjoy wine, but they are always

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looking for high quality wines.

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The other opportunity that we saw in the

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marketplace was that because people were

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either, you know, put off by wine because

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they felt like it was pretentious or just

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were wine curious, but didn't really know

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how to necessarily sample and taste wine.

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We wanted to also ensure that we provided

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wines that were approachable to the, you

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know, "Newly introduced to wine"

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person, but also be able to provide

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high quality wines to the wine connoisseur

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and the aficionado.

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And we think we've really hit this mark by

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producing our wines.

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Initially, our initial three expressions

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were our Free Spirit Rosé, which ended up

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selling out much quicker than what we

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thought sold out in July of 2023.

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Um, we also produced our Community Vidal Blanc

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which is a beautiful, expressive,

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White Wine

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And we are phenomenally excited about how

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well that Community Vidal has done.

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Then we finally produced our Living Legacy Wine

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Living Legacy Wine is actually our

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red blend wine, which is a phenomenal wine

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as well, really blends really interesting

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blend of Barbera base, which once again

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grows extremely well in the Maryland region.

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And it's a new, for some people, it's a

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new varietal that's been newly introduced to

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them. And we thought it's really expresses a

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really beautiful wine that can be made here

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in Maryland. So we're excited about what

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we've been able to create, and we're looking

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forward to being able to bring three new

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expressions along with the same three to the

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marketplace in 2024.

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The other opportunity that we saw was that

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there was a lack of diversity in the

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industry as well.

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When we looked, you know, very closely and

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researched, we noticed and became aware that

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there was less than 1% of businesses that

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are black owned within the industry.

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Also, less than 3% are women owned.

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So we saw a unique opportunity to also enter

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an industry that for a long time has not

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been diverse and wanted to see how we could

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impact that by bringing some diversity to

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the industry, but also open the doors to

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make it more inclusive for those who also

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are consuming wine as well.

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So we know that 77% of consumers are

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actually African American as well.

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And we also know that while there's a

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generational. Gen Z, and

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Millennials that don't necessarily or have

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not necessarily found wine to be their main

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interest. What they do find to be

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interesting are experiences with alcoholic

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beverages. And so we saw those as two

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markets that right now the wine industry

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hasn't been tapping into.

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But yet, if done right, it is an audience

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that can be tapped into.

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And so with Boy Crew Wines, we also aim to

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make wine more inclusive, really tap into

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those audiences that have not been spoken

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to. Do that through our wine experiences

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that we host that allows people to

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experience wine in a completely different

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way. So we are excited about, as we move

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into to 2024 and beyond, about how we are

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building from the ground up, how we are

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getting ready to embark on several goals

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that will continue us along the path of

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building community as well as building a

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legacy. And one of those is preparing to

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open our Community Tasting Room, which we

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are very excited about the opportunity to

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continue to impact our community through

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wine education, wine experiences, as well

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as hosting other small businesses,

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specifically women owned businesses and

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family owned businesses that will be able to

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join us in collaboration in showcasing their

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business as well within the tasting room.

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Another goal that we are excited to share

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with our potential investors and our

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community is that we will be in target in

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spring of 2024, our first big box retailer,

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but hopefully definitely not our last.

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And we're truly excited to step into retail

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where we're able to continue to expand our

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wines as well as the awareness of Boyd Crew Wines

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And lastly, we are also excited about

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just continuing to expand the Boyd Crew Wines

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offerings, as we shared earlier, will be

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releasing three new wines in addition to the

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three that we started with as part of our

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portfolio, and giving additional options and

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offerings to our community so that we can

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continue to grow together.

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In addition to offering our first wine club.

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Lots of exciting things on the horizon for

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Boyd Crew Wines, and we absolutely would love

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for you to join us as we are building and as

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we are growing, as we are building our

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legacy, we are excited about our community

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coming along and investing and building

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their legacy as well.

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That is what the goal of this, this business

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is all about for us to build together.

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So we thank you and we look forward to

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continuing to grow together.